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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

COMPANHIA ABERTA

CNPJ Nº 07.689.002/0001-89

NIRE 35.300.325.761

MATERIAL FACT

Embraer S.A. informs its shareholders and the market that the transaction relating to the sale, by its subsidiary Embraer Portugal S.A., of the total equity interest in the companies Embraer Portugal Estruturas Metálicas S.A. and Embraer Portugal Estruturas em Compósitos S.A. to Aernnova Aerospace Corporation, SA, disclosed in the Material Fact of January 12, 2022, was concluded on this date, after the fulfillment of the conditions contractually agreed between the parties.

São José dos Campos, May 2, 2022.

Antonio Carlos Garcia
Executive Vice-President and CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations